Mail Stop 6010

February 15, 2008

Margaret M. Foran, Esq.
Senior Vice President-Corporate Governance,
Associate General Counsel and Corporate Secretary
Pfizer Inc.
235 East 42nd Street
New York, NY 10017

   Re: Pfizer Inc.
     Definitive Proxy Statement
     Filed March 15, 2007
     File No. 001-03619

Dear Ms. Foran:

  We have completed our review of your executive compensation and related disclosure and have no further comments at this time.

  Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

  If you have any further questions regarding our review of your filing, please call me at (202) 551-3635.

       Sincerely,

       Tim Buchmiller
       Senior Attorney